UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

24th Floor, Tower B, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On July 2, 2020, ReTo Eco-Solutions, Inc. (the “Company”) issued a press release announcing it has received a notice from the Nasdaq Listing Qualifications (“Nasdaq”) stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2019, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the U.S. Securities and Exchange Commission. The Company is required by Nasdaq to submit its plan to regain compliance no later than August 31, 2020. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until December 28, 2020, to regain compliance. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated July 2, 2020

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

Dated: July 2, 2020

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